July 30, 2020

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549
Re:	Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066

Dear Sir or Madam:

On behalf of Northern Lights Fund Trust IV, a registered investment company (the “Trust”), we hereby submit via electronic filing Post-Effective Amendment No. 179 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to amend the principal investment strategies and risks of the LGM Risk Managed Total Return Fund (f/k/a Low Beta Tactical 500 Fund).

If you have any questions, please contact Bibb L. Strench at (202) 973-2727 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng